82-2142

invensys

RLS Admin/Letters/2004/0023

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04010685

9 March 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Statement of Tender Offer.

Yours faithfully,

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dw 3/18

SEC MAIL PROCESSING
RECEIVED
MAR 17 2004
WASH, D.C. 155 SECTION

"emailalert@hemscott.co.uk" <emailalert
08/03/2004 18:11

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Statement of Tender Offer

RNS Number:2893W
Invensys PLC
08 March 2004

RIS notice

Settlement of Tender Offer

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OR ITALY

Invensys PLC has today purchased Euro452,105,000 of its outstanding Euro500 million 5.5% Notes due 1 April 2005 (issued under its Euro2 billion Euro Medium Term Note Programme) tendered by Noteholders under the Tender Offer announced on 16 February 2004. The purchase leaves Euro47,895,000 of its Euro500 million 5.5% Notes due 1 April 2005 outstanding. The purchased Notes will be cancelled.

END
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